# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen AMT-Free Municipal Value Fund, CIK 0001450445
CUSIP: 670695105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 333 WEST WACKER DRIVE, 333 WEST WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001599511-24-000002
Filed by CIK 0001599511

## Reporting persons
- Tortoise Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 984,288; aggregate amount beneficially owned 984,288 (5% of the class)

## Item 1. Issuer
Name of issuer: Nuveen AMT-Free Municipal Value Fund
Address of issuer's principal executive offices: 333 WEST WACKER DRIVE, 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS, 60606.

## Item 2. Person Filing
Name of person filing: Mike Mattern
Address of principal business office or, if none, residence: 2 Westchester Park Drive, Suite 215, White Plains, New York 10604
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 984,288
Percent of class: 4.96
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 984,288

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tortoise Investment Management, LLC: Mike Mattern, Chief Compliance Officer (01/15/2025)